SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT  OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: April 25, 2006

Commission file number 1-14748

OPEN JOINT STOCK COMPANY OF
LONG DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS ROSTELECOM
Doing Business as
ROSTELECOM
(Translation of registrant’s name into English)

THE RUSSIAN FEDERATION
(Jurisdiction of organization)

14, 1st TVERSKAYA-YAMSKAYA ST.
125047 MOSCOW, RUSSIA
(Address of principal executive offices)

         Registrant’s telephone number, international: +7 495 973 9940

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F  __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                          No     X

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On April 21 and 25, 2006, OJSC Rostelecom (the "Company"), filed "Reports on Material Fact" (the "Material Fact Reports") with the Russian Federal Service for the Finance Markets ("FSFM") as required by the Russian Federation's securities legislation.

The requirements for the contents of the Material Fact Reports and criteria for the information to be disclosed in the Material Fact Reports are established by the laws and regulations of the Russian Federation and, in particular, the requirements of the FSFM. Such requirements and criteria for the information disclosure may, therefore, materially differ from the reporting and disclosure requirements under the U.S. securities laws to which the Company is subject, including the reporting and disclosure requirements applicable to the Annual Report on Form 20-F.

Terms used in the Material Fact Reports have the meaning given to them by the laws and regulations of the Russian Federation, which meaning may be different from the meaning given to the same terms by the U.S. securities laws and reporting and disclosure requirements including the reporting and disclosure requirements, applicable to the Annual Report on Form 20-F.

For any questions concerning the Material Fact Reports, contact Olga V. Mokhoreva, Corporate Secretary, by phone at +7 495 973 9940, by facsimile at +7 495 787 2850 or by e-mail at mokhoreva@rt.ru .

Copies of the Material Fact Reports are attached hereto as Exhibit 99-1 and 99-2.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2006	By: /signed/ Dmitry Ye. Yerokhin Name: Dmitry Ye. Yerokhin Title: General Director

EXHIBIT INDEX

The following exhibits have been disclosed as part of this Form 6-K:

Exhibit Number	Description
99-1.	English translation of the Material Fact Report filed to FSFM on April 21, 2006.
99-2.	English translation of the Material Fact Report filed to FSFM on April 25, 2006.

Exhibit 99-1.

REPORT ON MATERIAL FACT
"APPEARANCE OF SHAREHOLDER HOLDING MORE THAN 25% OF ISSUER'S SECURIRITES"

1.	General Information.
1.1.	Issuer's full proprietary name: Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom.
1.2.	Issuer's short proprietary name: OJSC Rostelecom.
1.3.	Location: 127091, Moscow, Delegatskaya st., 5
1.4.	State Registration Number (OGRN): 1027700198767
1.5.	Taxpayer's Identification Number (TIN): 7707049388
1.6.	Issuer's unique code assigned by registration authority: 00124-A
1.7.	Web-site used by the Issuer to disclose information: www.rt.ru/icenter/en
1.8.	Periodical print used by the Issuer to disclose report on material information: newspaper "Gazeta" and "Supplement to the FSFM Bulletin".
1.9.	Material fact code: 0700124A22032006.
2.	Material Information.
2.1.	Form, category (type), number and other securities' identifications: uncertificated registered ordinary shares (registration number: 1-01-00124-A of September 09, 2003).
2.2.	Full and short proprietary name and location of the entity: Non-Profit Partnership National Depositary Center, NP NDC, a nominal shareholder.
Location: 125009, Moscow, Sredny Kislovsky per., 1/13, str.4
Postal address: 125009, Moscow, Sredny Kislovsky per., 1/13, str.4
2.3.	Interest in the Issuer's equity held by the entity mentioned above: 25.9247%.
2.4.	Date of change in the Issuer's equity recorded by the Registrar: March 22, 2006.
3.	Signature.
3.1.	Deputy General Director - Finance Director /signed/ Andrey A. Gaiduk
3.2.	Date: April 21, 2006.

Exhibit 99-2.

REPORT ON MATERIAL FACT
"APPEARANCE OF SHAREHOLDER HOLDING MORE THAN 25% OF ISSUER'S SECURIRITES"

1.	General Information.
1.1.	Issuer's full proprietary name: Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom.
1.2.	Issuer's short proprietary name: OJSC Rostelecom.
1.3.	Location: 127091, Moscow, Delegatskaya st., 5
1.4.	State Registration Number (OGRN): 1027700198767
1.5.	Taxpayer's Identification Number (TIN): 7707049388
1.6.	Issuer's unique code assigned by registration authority: 00124-A
1.7.	Web-site used by the Issuer to disclose information: www.rt.ru/icenter/en
1.8.	Periodical print used by the Issuer to disclose report on material information: newspaper "Gazeta" and "Supplement to the FSFM Bulletin".
1.9.	Material fact code: 0700124A04042006.
2.	Material Information.
2.1.	Form, category (type), number and other securities' identifications: uncertificated registered preferred shares (registration number: 2-01-00124-A of September 09, 2003).
2.2.	Full and short proprietary name and location of the entity: Non-Profit Partnership National Depositary Center, NP NDC, a nominal shareholder.
Location: 125009, Moscow, Sredny Kislovsky per., 1/13, str.4
Postal address: 125009, Moscow, Sredny Kislovsky per., 1/13, str.4
2.3.	Interest in the Issuer's equity held by the entity mentioned above: 25.7465%.
2.4.	Date of change in the Issuer's equity recorded by the Registrar: April 04, 2006.
3.	Signature.
3.1.	Deputy General Director - Finance Director /signed/ Andrey A. Gaiduk
3.2.	Date: April 25, 2006.

For further details please contact

Rostelecom Corporate Department
Tel.: +7 495 973 9940
Fax: +7 495 787 2850
E-mail: RTKM@rostelecom.ru